NEWS RELEASE

November 22, 2007	Release 14-2007

UPDATED RESOURCE ESTIMATE AT THE CARMACKS COPPER PROJECT

VANCOUVER, B.C. – Western Copper Corporation is pleased to announce an updated resource estimate for its wholly-owned Carmacks Copper Project in the Yukon Territory.

The new estimate was prepared by Wardrop Engineering Inc. (“Wardrop”) of Vancouver and represents an update to the resource estimate prepared in April 2007 for the Carmacks Project Feasibility Study. The update includes geological and assay results from an additional 64 diamond drill holes in 9,900 m drilled during the 2007 campaign in the No.1, 4 and 7 Zones. This new resource has the potential to increase the mine life of the Carmacks Copper Project.

At this cut-off grade 1.6 Mt of measured and indicated oxide tonnage has been added to the resource as a result of infill drilling in Zones 1 and 7, and definition drilling in Zone 4. The new estimate represents an addition of 21.5 million pounds of total contained copper in oxide mineralization in the measured and indicated categories.

Measured and indicated sulphide mineralization decreased principally as a result of a re-interpretation of the oxide – sulphide boundary, and an extension of interpreted mineralization to depth in Zone 1.

The table below summarizes the new oxide and sulphide resource estimate for all three zones combined at a 0.25% total copper cut-off grade.

Updated Resource Estimate for Zones 1, 4 and 7, 0.25 % Total Copper Cut-off

Category		Tonnes (000)'s	Copper (%)		Gold (g/t)	Silver (g/t)	Contained Metal
			Total	Oxide			Copper (000)'s lb.	Gold oz.	Silver oz.
Oxide	Measured Indicated	4,031 7,949	1.10 1.04	0.90 0.84	0.59 0.39	5.7 4.0	98,130 182,448	76,000 100,000	734,000 1,032,000
	M+I Inferred	11,980 90	1.06 0.73	0.86 0.53	0.46 0.13	4.6 1.8	280,577 1,452	176,000 370	1,766,000 5,000
Sulphide	Measured Indicated	695 3,645	0.80 0.74	0.02 0.03	0.26 0.20	2.5 2.3	12,192 59,195	6,000 24,000	57,000 269,000
	M+I Inferred	4,340 4,031	0.75 0.71	0.03 0.01	0.21 0.18	2.3 1.9	71,387 63,383	30,000 23,000	326,000 246,000

Independent Mining Consultants (“IMC”) of Tucson will compile a new mineral reserve estimate based on the updated resource model.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Update on Zone 14

Zone 14, located approximately 600 m east of Zone 12, was discovered in the summer of 2007 by diamond drilling a geophysical anomaly. Western Copper announced the discovery in News Release 13 on August 21, 2007, when it released results from hole WC-130 (1.39% copper over 8.8 m).

The Zone consists of a mineralized meta-volcanic amphibolite gneiss unit similar to host rocks in other mineralized zones at the Carmacks property. The latest assay results are as follows:

Hole	From m	To m	Interval m	Copper %	Molybdenum ppm	Gold ppm	Silver ppm
WC -140 WC -141 WC -142	143.65 152.30 170.77	160.02 232.00 212.16	16.37 79.70 41.39	1.04 0.23 0.18	97 34 21	0.093 0.028 0.020	7.5 0.8 0.1

Zone 14 is oriented sub-horizontally with a shallow dip to the east. The copper mineralization occurs as narrow higher grade intervals at the western edge of the zone, transitioning to wider intervals at lower grades to the east. The Zone appears to be cut-off to the west on this section but is open to the east.

Additional geophysics in this area was completed in the fall of this year and preliminary interpretations indicate that the anomaly associated with Zone 14 continues along strike for at least 240 m northward and 240 m southward. Aurora Geosciences Ltd. of Whitehorse is processing the data collected in this area and is compiling a final report that is expected in mid-December.

Update on Zones 12 and 13

As a follow-up to the 2006 diamond drilling program 3,800 m in 34 diamond drill holes were drilled during the summer of 2007 in Zones 12 and 13. The objective to complete infill drilling to a nominal spacing of 400 m was achieved. The results infer that the two zones are geologically continuous consisting of moderately mineralized amphibolite gneiss hosted in early Jurassic granodiorite, and variably overlain by Cretaceous volcanic flows. Near surface oxidation is irregular and occurs less pervasively than in Zone 1 but shallow sulphide mineralization was intersected consistently in both zones. Western Copper plans to prepare oxide and sulphide resource estimates for the two zones combined.

Gilles Arseneau, Ph. D., P.Geo., is the qualified person responsible for the preparation of the updated resource estimate disclosed in this news release.

Jim Marlow, P. Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information disclosed in this news release.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact

Chiara Orrigoni Investor Relations & Corporate Communications Phone: 604.684.9497 Email: info@westerncoppercorp.com	Dale Corman Chairman & Chief Executive Officer Phone: 604.684.9497 Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM